September 21, 2011

VIA COURIER AND EDGAR

	Re:	Walter Energy, Inc.
Form 10-K for Fiscal Year Ended December 31, 2010
Filed February 28, 2011
Form 10-Q for Fiscal Quarter Ended June 30, 2011
Filed August 9, 2011
File No. 001-13711

Mr. Roger Schwall
Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Mailstop 7010

Washington, D.C. 20549

Dear Mr. Schwall:

We are writing in response to the comments set forth in the comment letter of the staff of the Securities and Exchange Commission (the “Staff”) dated August 19, 2011 (the “Comment Letter”) relating to the Form 10-K of Walter Energy, Inc. (the “Company”) for the Fiscal Year ended December 31, 2010, as filed by the Company on February 28, 2011, and the Form 10-Q for the Fiscal Quarter ended June 30, 2011, as filed by the Company on August 9, 2011. For your convenience, we have reproduced each of the Staff’s comments in this letter, using italicized text, and indicated our response to it directly below each comment.  Capitalized terms used but not otherwise defined herein shall have the same meaning ascribed to them in the Form 10-K or the Form 10-Q.

Form 10-K for Fiscal Year Ended December 31, 2010

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 2 — Summary of Significant Accounting Policies, page F-9

1.                                      We note the disclosure per page 10 of your filing indicating that you purchase coking coal for resale. Please describe the terms of the related agreements and, with reference to the relevant authoritative guidance, provide your accounting policy surrounding these transactions. For example, please tell us whether you recognize the revenues and expenses associated with these transactions on a gross or net basis.

Response: Coking coal sales volumes at our underground mining operations have historically included purchased coking coal for resale. The agreements pursuant to this activity are entered into in the ordinary course of business. As discussed below in more detail, most of the purchased coking coal relates to a long-term agreement with a third-party vendor to purchase coal that they have reclaimed from our own slurry ponds which capture small residual particles of coal that filter through our processing plant. The vendor collects these smaller coal particles from our ponds and resells them to us after they complete their process of the coal particles. The contract price is negotiated on an annual basis. We also effect spot purchases of coking coal from various third parties pursuant to short-term contracts at current market prices. The majority of our purchased coking coal is blended with coal produced at our underground mining operations prior to resale.  Purchased coal from third parties, either through the slurry pond process or other, have ranged from 29,000 metric tons to 73,000 metric tons per quarter from January 1, 2010 through June 30, 2011, with approximately 86% made up from the slurry pond process described herein.

We recognize the revenues and expenses associated with coking coal purchased for resale on a gross basis in the Consolidated Statements of Operations. Our accounting policy is based on our evaluation of the indicators of gross revenue reporting per ASC 605-45-45. Our evaluation concluded that we are the primary obligor in the arrangements and we have general inventory risk. Due to the relative immateriality of the purchased coking coal agreements, we do not believe any additional disclosure is required.

Engineering Comments - Mining

General

2.                                       We note that you have quantified mineralization on your website and in some press releases using the terms such as reserves or measured, indicated, and inferred, resources. If you continue to disclose measures other than those recognized by the SEC, on your website, in press releases or in your filings with the SEC, please accompany such disclosure with cautionary language such as the following:

Cautionary Note to U.S. Investors -The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms on this website (or press release), such as “measured,” “indicated,” and “inferred” “resources,” which the SEC guidelines generally prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 10-K which may be secured from us, or accessed from the SEC website at http://www.sec.gov/edgar.shtml.

Please indicate the location of this cautionary language in your response.

Response: We have reviewed the Company website, including sections that contained measures of quantified mineralization, and removed the references to “measured and indicated resources” in every instance with the exception of references contained in historic press releases issued by Western Coal Corp., which was acquired by the Company on April 1, 2011. These press releases are found at the following links:

http://www.walterenergy.com/presscenter/wc-releases-2011.html

http://www.walterenergy.com/presscenter/wc-releases-2010.html

http://www.walterenergy.com/presscenter/wc-releases-2009.html

http://www.walterenergy.com/presscenter/wc-releases-2008.html

http://www.walterenergy.com/presscenter/wc-releases-2007.html

http://www.walterenergy.com/presscenter/wc-releases-2006.html

http://www.walterenergy.com/presscenter/wc-releases-2005.html

We have added the following disclaimer language to the bottom of each of those pages:

Cautionary Note to U.S. Investors -The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Press releases issued by Western Coal Corp. prior to its acquisition by us, including those posted on this website, used certain terms  such as “measured,” “indicated,” and “inferred” “resources,” which the SEC guidelines generally prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 10-K which may be secured from us, or accessed from the SEC website at http://www.sec.gov/edgar.shtml.

In our future releases and filings with the SEC, we will refrain from using the terms “measured,” “indicated” and “inferred” “resources.”

Description of property, page 36

3.                                      We note your disclosure of proven and probable reserves for your Yellow Creek and Flat Top mines. Please forward to our engineer as supplemental information and not as part of the registration statement, information that establishes the legal, technical and economic feasibility of the materials designated as reserves, as required by Section C of SEC’ s Industry Guide 7. This includes:

•                  Acreage breakdown by owned, leased or other.

•                  Maps showing property, mine permit and reserve boundaries and geology, and recent and historic production areas, and seams mined and any cultural restrictions to mining.

•                  Drill-hole maps showing drill intercepts.

•                  Justifications for the drill hole spacings used at various classification levels.

•                  General cross-sections that indicate the relationship between coal seams, geology and topography.

•                  A detailed description of your procedures for estimating “reserves.”

•                  The specific criteria used to estimate reserves.

•                  An indication of how many years are left in your longest-term mining plan for each reserve block.

•                  Site specific economic justification for the criteria you used to estimate reserves.

•                  Mining plans or feasibility studies, including production schedules, cost estimates and cash flow projections needed to establish the existence of reserves as defined in Industry Guide 7.

•                  Third party reviews of your reserves that were developed within the last three years.

•                  Any other information needed to establish legal, technical and economic feasibility.

To minimize the transfer of paper, please provide the requested information on a CD, formatted as Adobe PDF files, if available, and provide the name and phone number for a technical person our engineer may call, if he has technical questions about your reserves. In the event your company desires the return of the supplemental material, please make a written request with the letter of transmittal and include a pre-paid, pre-addressed shipping label to facilitate the return of the supplemental information. See Rule 12b-4 under the Exchange Act.

If there are any questions concerning the above request, please phone Mr. George K. Schuler, Mining Engineer at (202) 551-3718.

Response: Pursuant to Rule 12b-4 under the Securities Exchange Act of 1934, as amended, we are providing the requested information on a CD to Mr. Schuler under separate cover on a supplemental basis only. Pursuant to Rule 12b-4, we respectfully requests that the CD be returned to us upon completion of the Staff’s review thereof. The requested contact information of our technical individuals and the requested shipping label to be used for the return of said CD, are also being provided under separate cover.

4.                                       We note you report your reserves as measured and indicated resources which are then further defined as measured (proven) and indicated (probable) resources. The provisions in Industry Guide 7 preclude the use of any terms other than proven and/or probable reserves for disclosure in SEC documents. Please revise your filing, removing your resource disclosure, and use the classifications as described by Industry Guide 7.

Response:  We acknowledge the Staff’s comment and respectfully propose that we be permitted simply to conform all future disclosure to Industry Guide 7.

Blue Creek Coal Reserves Expansion Plan, page 45

5.                                       We note you have added to your reserve base in this section. The term “reserve base” suggests that you may be including sub-economic and/or uneconomic coal with economic coal, which would conflict with the SEC definition of reserves. Please replace the term “reserve base” with the word reserves or non-reserve coal if that was your intention and supplementally confirm that no sub-economic coal is included within your reserve estimates in this document.

Response: We use the term “reserve base” to refer to our total reserves.  It was not intended to infer we included sub-economical coal in our reserve estimates and we do not include any such sub-economic coal. In our future filings, we will refrain from the use of the term “reserve base” and will instead use the term “reserves.”

Engineering Comments - Petroleum

Results of Operations for Gas Producing Activities, page F-40

6.                                       Please disclose as of a reasonable current date or at the end of the fiscal year, if material, the minimum remaining terms of leases. Please see paragraph (b) of Item 1208 of Regulation S-K.

Response:  The minimum remaining terms of our leases scheduled to expire within the next 2 years, unless we otherwise develop the related acreage, represents less than 1% of our total undeveloped acreage. As a result, we do not consider the minimum remaining lease terms on such acreage to be material.

Natural Gas Reserve Quantities, page F-41

7.                                       You state that all of your natural gas production and reserves are located in Alabama’s Black Warrior basin. For each field that contains 15% or more of your proved reserves please disclose the production from each of those fields. Please see paragraph (a) of Item 1204 of Regulation S-K.

Response: All our production of natural gas is coal-bed methane based and produced within one contiguous field associated within the Black Warrior Basin of Alabama, United States.

8.                                      Please disclose and describe the internal controls you use in your reserve estimation method. In addition, please disclose the qualifications of the technical person primarily responsible for overseeing the preparation of the reserves estimate. Please see paragraph 7 of Item 1202 of Regulation S-K.

Preparation of Reserve Estimate

Response: We respectfully refer the Staff to Exhibit 99.1 of our December 31, 2010 Form 10-K, where we disclosed that we contracted with Ryder Scott Company LP to conduct the reserve estimate. The conclusions presented in the report were the result of technical analysis conducted by teams of geoscientists and engineers from Ryder Scott Company, L.P. Mr. Joseph E. Blankenship was the primary technical person responsible for overseeing the estimation and evaluation process with respect to the preparation of this report. We disclosed qualifications of Mr. Blankenship and Ryder Scott Company, L.P. within the aforementioned exhibit to our December 31, 2010 Form 10-K.

Oversight of reserve estimate

The reserve estimate was overseen by our internal petroleum engineers, Bob Singleton, President — Walter Black Warrior Basin and Charles Willis, President - Black Warrior Methane. The internal oversight consisted of the review and validation of the work prepared by Ryder Scott Company LP.

Our internal controls over natural gas resources disclosure require reserve estimates to be revised annually by our Property Accountant. This revaluation is based on the third party analytical report described above and reviewed with responsible operational and financial management for their approval prior to recording any revisions to reserves.

9.                                       We note the large revision of 82.5 BCF in your reserve table. However, your explanation is not clear to us. Please provide us with a clear explanation for taking this revision.

Response: The downward revision from Q3 2010 to Q4 2010 was due to decreased pricing estimates. The price used to estimate the reserves associated with the Walter Black Warrior Basin acquisition was $6.18 per thousand cubic feet based on the market price in effect at the date of our acquisition and internal projections of future pricing trends. The year-end reserve estimate utilized the SEC prescribed methodology, which was based on an historical average price of $4.37 per thousand cubic feet. The resulting price change caused a significant downward adjustment. The price reduction not only decreased the amount of economically producible volumes from developed wells, but also the year-end price and revised future pricing estimates caused us to reduce our planned capital budget for drilling within the next 5 years (the period to be used for estimating reserves based on the SEC prescribed methodology), and that consequently lowered our proved reserves further.

Form 10-Q for Fiscal Quarter Ended June 30, 2011

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 8 — Commitments and Contingencies, page 15

Income Tax Litigation, page 15

10.                                 With regard to the income tax litigation described in your filing, we note your statement on page 16 that “The Company believes that those portions of the Proof of Claim, which remain in dispute or are subject to appeal, substantially overstate the amount of taxes allegedly owed.” We further note your conclusion with respect to income tax litigation matters that “The Company believes that it has sufficient accruals to address any claims, including interest and penalties.” If there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred, please either disclose an estimate (or, if true, state that the estimate is immaterial in lieu of providing quantified amounts) of the additional loss or range of loss, or state that such an estimate cannot be made. Please refer to FASB ASC 450-20-50.

If you conclude that you cannot estimate the reasonably possible additional loss or range of loss, please supplementally: (1) explain to us the procedures you undertake on a quarterly basis to attempt to develop a range of reasonably possible loss for disclosure and (2) for each material matter, what specific factors are causing the inability to estimate and when you expect those factors to be alleviated. We recognize that there are a number of uncertainties and potential outcomes associated with loss contingencies. Nonetheless, an effort should be made to develop estimates for purposes of disclosure, including determining which of the potential outcomes are reasonably possible and what the reasonably possible range of losses would be for those reasonably possible outcomes.

You may provide your disclosures on an aggregated basis. Please include your proposed disclosures in your response.

Response: We believe the amounts already recognized in our financial statements approximate the costs of litigation for this potential exposure and, as a result, we believe that the difference, if any, between actual losses incurred and the amounts accrued would be immaterial.

Note 11 — Segment Information, page 25

11.                                 We note your new business units, identified in your filing as i) U.S. Operations, ii) Canadian and U.K. Operations, and iii) Other, have been arranged geographically with separate management teams and aggregated into three reportable segments following your acquisition of Western Coal Corp. Please confirm, if true, that operating segments have been aggregated. If applicable, please identify for us the similar economic characteristics that are shared by the aggregated operating segments. If operating segments are not being aggregated, clarify for us the basis for your determination that the segment Canadian and U.K. Operations are not separate reportable segments. Please refer to FASB ASC 280-10-50-11 and 50-21(a).

Response:  Subsequent to the acquisition of Western Coal Corp. on April 1, 2011, the Company re-evaluated its operating segments in accordance with ASC 280, Segment Reporting.  Based on our analysis we identified three operating segments: (i) U.S. Operations, (ii) Canadian and U.K. Operations and (iii) Other. None of our operating segments were aggregated. The Other segment primarily consists of Corporate activities and expenditures.

The Company determined that the U.S. Operations segment and Canadian and U.K. Operations segment meet the characteristics of operating segments outlined in ASC 280-10-50-1 as follows:

1)              Both segments engage in business activities from which they earn revenues and incur expenses.

2)              Each segment’s operating results represent the only level of operating income that is regularly received and reviewed by the Chief Operating Decision Maker (“CODM”) in order to assess performance and make decisions about resource allocation.

3)              Discrete financial information for each segment is available and provided to the CODM.

The Company identified its CODM as its Chief Executive Officer (CEO).   Our CEO assesses the performance of each operating segment and has the authority to make decisions and allocate resources to those segments. Our CODM considers operating income to be our primary performance measure.

Both the U.S. Operations segment and Canadian and U.K. Operations segment have a “segment manager” as described in ASC 280-10-50-7. The U.S. operating segment is led by the President-U.S. Operations  and the Canadian and U.K. operating segment is led by the President-Canadian & United Kingdom Operations. Both Presidents are solely responsible for the performance of their respective operating segments and maintain regular contact with the CODM to discuss operating activities, financial results, forecasts, and plans for their respective segments.

The Company determined that the segment Canadian and U.K. Operations are not separate reportable segments based on the fact that the CODM regularly receives and reviews combined operating results of the segment and the segment is led by the President - Canadian & United Kingdom Operations. This is the only level of operating income that is received by and reviewed by the CODM.  In accordance with ASC 280-10-05-3, our method for determining what information to report is referred to as the management approach and is based on the way management organizes the segments within the public entity for making operating decisions and assessing performance.

Controls and Procedures, page 42

12.                                 We note your disclosure on page 43 that “There has been no significant change in our internal control over financial reporting during the six months ended June 30, 2011 that has materially affected, or is reasonably likely to materially affect, internal control over financial reporting.” Please note that Item 308(c) of Regulation S-K requires that you disclose any change in your internal control over financial reporting identified in connection with the evaluation required by paragraph (d) of Exchange Act Rules 13a-15 or 15d-15 that occurred during the last fiscal quarter that has “materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting.” Please review your disclosure and revise as appropriate.

Response:  We supplementally confirm that there was no change in our internal control over financial reporting that occurred during either the six months ended June 30, 2011 or the quarter ended June 30, 2011, that has materially affected, or is reasonably likely to materially affect, our internal controls over financial reporting. We also advise the Staff that in our future periodic filings we will only refer to the last fiscal quarter in accordance with Item 308(c) of Regulation S-K.

The Company is aware of its obligations under the Securities Exchange Act of 1934, as amended.  The Company acknowledges that:

•                  it is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to filing; and

•                  it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call our outside counsel, Peter Gordon (at 212-455-2605) or Thomas Lamprecht (at 212-455-3486), each of Simpson Thacher & Bartlett LLP, or myself (at 205-745-2674) with any questions or further comments you may have regarding the filing or if you wish to discuss the above responses.

Very truly yours,

/s/ Robert P. Kerley
Robert P. Kerley
Chief Accounting Officer

cc:	Securities and Exchange Commission
Jennifer O’Brien, Esq.

Walter Energy, Inc.
Walter Scheller, Chief Executive Officer
Keenan Hohol, Esq., Interim General Counsel

Simpson Thacher & Bartlett LLP
Peter Gordon, Esq.
Thomas Lamprecht, Esq.